FOR IMMEDIATE RELEASE


                        ICAHN SUPPORTS FAIRMONT DECISION
                      AND WILL ALLOW TENDER OFFER TO EXPIRE


New York, NY, January 31, 2006 - Icahn Partners LP and Icahn Partners Master Fund LP, affiliates of Carl C. Icahn (collectively, "Icahn Partners"), today announced it will allow its current offer (the "Offer") to purchase up to 29,648,400 common shares of Fairmont Hotels & Resorts Inc. at $40.00 per share to expire at 8:00 p.m. Toronto time, on February 7, 2006, in light of the Fairmont board's decision to engage in a cash merger providing a payment to shareholders of $45.00 per share. Any shares tendered in the Offer will be returned and not purchased.

Press reports indicate that William Fatt, chief executive officer of Fairmont, stated: "I congratulate Mr. Icahn for identifying an undervalued company and being the catalyst that provided an opportunity for the Fairmont management and board to maximize value for all shareholders. It's a good result."

Mr. Icahn stated: "I'm pleased my activism helped enhance shareholder value for all constituencies."

On the date of Icahn Partners' initial purchase of Fairmont shares, August 24th, the volume weighted average price was $31.38. As of yesterday's closing price of $44.27, the shares have increased in value by 41% in a period of just five months, equivalent to an annualized return of 120% on an unlevered basis.





                      Contact: Susan Gordon (212) 702-4309